Exhibit 99.1
Sinovac Obtains Production License for H1N1 Vaccine

BEIJING, Sept. 3 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE: SVA), a leading provider of biopharmaceutical products in China, announced today that the State Food and Drug Administration (SFDA) has approved the registration application for PANFLU.1, Sinovac's H1N1 vaccine, and has issued Sinovac a production license for this vaccine.

Following top-line results which showed that PANFLU.1, Sinovac's H1N1 vaccine, has a good safety and immunogenicity profile, the Company announced the findings of an experts' evaluation conference organized by the SFDA on August 30 and 31. The experts unanimously agreed that Sinovac's H1N1 vaccine is suitable for all people from three to 60 years old on a single shot vaccination schedule.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "The approval of PANFLU.1, Sinovac's H1N1 vaccine, is a significant milestone in the campaign for the prevention and control of the H1N1 virus. With the support of the Ministry of Health, State SFDA, Chinese Center for Disease Control and Prevention (China CDC), Sinovac was able to successfully and rapidly complete the clinical trials and registration process for the H1N1 vaccine. By leveraging our expertise in R&D, production and commercialization of human vaccines, we continue to execute our mission to provide top-quality vaccines to eliminate human diseases."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), and Anflu(R) (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

    Sinovac Biotech Ltd.:
     Helen G. Yang
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                spellegrino@theruthgroup.com

Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com